EXHIBIT 1
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SUMMARY:
         Frisch's Announces Stock
         Repurchase Program

COMPANY CONTACT:
         Donald H. Walker
         Vice President-Finance and CFO
         Frisch's Restaurants, Inc.
         (513) 559-5202



FOR IMMEDIATE RELEASE

Cincinnati, Ohio, October 5, 1998

         Frisch's Restaurants, Inc. (American Stock Exchange: FRS) announced today that the Company's board of directors has approved a program to repurchase up to 500,000 shares of its common stock. Purchases will be made on the open market from time to time within the next two years.

         "At current market levels, we do not believe that the true value of Frisch's stock is being reflected in its share price," said Craig F. Maier, president and CEO. "The earnings potential and relative equity value in comparison to book value of the stock makes it one of the best investments the Company can make at this time. This action by our board of directors reflects the confidence it has in the future earnings capability of Frisch's."

         Frisch's operates and licenses family restaurants, some with drive-thru service, under the name Frisch's Big Boy. These operations are located in Ohio, Indiana, and Kentucky. The Company also operates two Quality Hotels with restaurants in metropolitan Cincinnati, where it is headquartered. In addition, the Company recently broke ground for construction of the first of twenty-three Golden Corral restaurants it intends to own and operate in the Cincinnati, Dayton and Louisville markets.